CONSENT OF QUALIFIED PERSON

Gordon Zurowski, P.Eng..
AGP Mining Consultants Inc.
132 Commerce Park Dr., Unit K, Suite 246
Barrie, Ontario, Canada
L4N 0Z7
Telephone: 416-239-6777

I, Gordon Zurowski, P. Eng., consent to the public filing of the Technical Report titled "Ana Paula Project NI 43-101 Preliminary Feasibility Study" and dated effective May 16, 2017 (the "Technical Report") by Alio Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the News Release titled, "Alio Gold Announces Ana Paula Pre-Feasibility Results," dated May 16, 2017.

I certify that I have read the aforementioned News Releases filed by Alio Gold Inc. and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 26th day of May 2017.

Gordon Zurowski, P.Eng.

LICENSED PROFESSIONAL ENGINEER
G.R. ZUROWSKI
100077750
PROVINCE OF ONTARIO